Filed by Tidewater Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GulfMark Offshore, Inc.

Commission File No.: 001-33607

Talking Points

●	Thank you for taking my call. I wanted to update you on an announcement Tidewater made today, and to thank you for your partnership with us.

●	Today Tidewater announced plans to merge with GulfMark Offshore, creating a leader in the offshore support vessel market.

●	This is good news for Tidewater as we will have a larger fleet and the broadest global operating footprint in the OSV market, with an unmatched ability to support customers across geo-markets and water depths.

●	We will also be better positioned to navigate fluctuating market conditions with unparalleled financial strength in the sector.

●	We think the breadth and strength of the combined company will also be good news for our vendors.

●	Until the transaction closes, it is business as usual at Tidewater:
o	You should expect no changes to our current relationship
o	The deal is expected to close in the fourth quarter.
o	We expect the integration process of GulfMark to be smooth.
o	We are committed to communicating any changes with you in the coming months.

●	Tidewater greatly values your partnership and will provide more information as it becomes available.
o	As always, we remain focused on delivering for customers during this period.
o	For more information, please read the press release on our website or contact your Tidewater representative.
o	Tidewater looks forward to working with you in the future.

●	I invite you to ask any questions you may have.

Q&A

1.	How will this transaction impact vendors’ relationships with Tidewater?

We do not anticipate any changes to Tidewater’s relationships with its customers or vendors as a result of this transaction. Until the transaction closes, it remains business as usual at Tidewater.

2.	What will happen to GulfMark vendors? Will we be in competition with them? Will vendors be consolidated?

We do not anticipate any changes to Tidewater’s relationships with its customers or vendors as a result of this transaction. Until the transaction closes, it remains business as usual at Tidewater. In the next few months, the Tidewater management team will work to finalize integration plans for GulfMark, and we are committed to communicating any changes to you.

3.	Will there be any disruption to our payment during this transaction or after?

No, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction.

4.	Will there be any significant changes to Tidewater’s business segments?

At this time, we do not anticipate any changes to Tidewater’s business segments as a result of this transaction. Until the transaction closes, it is business as usual at Tidewater.

5.	Will my contact change?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future. You can continue to contact your normal representative.

6.	Will there be any changes in our contracts with Tidewater? End of contract fees?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future.

7.	I am currently a vendor of both Tidewater and GulfMark. Will this transaction affect my contract or pricing?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tidewater Inc. (“Tidewater”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) which will include a registration statement and prospectus with respect to Tidewater’s shares of common stock to be issued in the Transaction and a joint proxy statement of Tidewater and GulfMark in connection with the Transaction. The definitive Joint Proxy Statement/Prospectus will contain important information about the proposed Transaction and related matters. STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Tidewater or GulfMark with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.

PARTICIPANTS IN THE SOLICITATION

Tidewater, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about Tidewater’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018. Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018. These documents are available free of charge at the SEC’s web site at www.sec.gov, from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072 Attn: Investor Relations, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction will be included in the Joint Proxy Statement/Prospectus that Tidewater intends to file with the SEC.